Exhibit 99.1

ATTUNITY REPORTS FIRST QUARTER 2012 RESULTS
TOTAL REVENUES INCREASED 106% TO $6.1 MILLION
- - -

Burlington, MA – April 23, 2012 – Attunity, Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period ended March 31, 2012.

Financial Highlights for the First Quarter of 2012:

•	Sixth consecutive quarter of license and total revenues growth.

•	Total revenues increased 106% to $6.1 million in the first quarter of 2012, compared to $3.0 million for the same period last year.

•	License revenues increased 125% to $3.6 million in the first quarter of 2012, compared to $1.6 million for the same period last year.

•	Non-GAAP net income increased 24% to $504,000 in the first quarter of 2012, compared to $408,000 for the same period last year.

•	Total outstanding debt was reduced to $0.3 million as of March 31, 2012 from $0.9 million as of December 31, 2011:

o
An additional $0.5 million of the Company’s outstanding convertible promissory notes (debt) were converted into equity by certain holders, demonstrating their confidence in the Company's prospects; and

o	Outstanding Plenus debt was fully repaid with a final payment of $83,000 during January 2012.

•	Cash and cash equivalents increased to $2.4 million as of March 31, 2012, compared to $1.5 million as of December 31, 2011.

•	Shareholders' equity increased to $6.1 million as of March 31, 2012 compared to $5.2 million as of December 31, 2011.

Recent Operational Highlights:

•	Consummated several major deals, primarily within the financial services sector.

•
Partnered with Hortonworks, a leading commercial vendor promoting the innovation, development and support of Apache Hadoop, to develop Big Data replication products for Apache Hadoop that enable Big Data analytics.

•	Completed the integration of RepliWeb with Attunity to unify all of the company’s functions and to leverage the capabilities of both organizations.

•
Developed innovative products that enable data replication for leading cloud platforms. These new products, which leverage synergies between the Attunity and its recently acquired RepliWeb technologies, will be released during the second half of this year.

Commenting on the results, Mr. Shimon Alon, Chairman and CEO of Attunity, stated, “We are pleased to report that our information availability solutions for replicating both structured and unstructured data are continuously gaining traction in the market, making this quarter our sixth consecutive quarter of revenue growth. The primary driver of this growth was our direct sales organization, which performed well across all regions and product lines. Additionally our OEM partnerships with IBM and Microsoft continue to generate strong revenue performance."

Mr. Alon concluded, “We are committed to growing our business and serving our customers. Accordingly we regularly enhance our solutions and look to form partnerships with providers of complementary solutions.  We recently entered into a partnership with Hortonworks that will facilitate loading massive amounts of structured and unstructured data to the Apache Hadoop Distributed File System (HDFS). Together, we plan to deliver solutions to the market that expedite and simplify the process of making Big Data available for modern Business Intelligence (BI) and analytics.  In addition, we are expanding Attunity Replicate to address broader markets, including large-scale data warehousing, predictive analytics, continuous availability, and data migration. We plan to release multiple solutions for cloud computing, replicating data across data centers and the cloud, with specific offerings for the leading IaaS (Infrastructure as a Service) and SaaS (Software as a Service) platforms. These new solutions will offer scalability and high-performance to expand and enhance our business from its traditional on-premise infrastructure to private and public cloud environments. We will continue to develop solutions based on our data and file replication technologies to deliver innovative Big Data and Cloud transfer solutions.”

Financial Results for Q1 2012

Total revenues for the first quarter of 2012 increased 106% to $6.1 million, compared to $3.0 million for the same period of 2011. This included license revenues for the first quarter of 2012, which increased 125% to $3.6 million, compared to $1.6 million for the same period of 2011. RepliWeb products contributed $2.1 million in total revenues and $0.9 million in license revenues in the first quarter of 2012.

Net operating income for the first quarter of 2012 was $343,000, compared to $340,000 for the same period of 2011. Non-GAAP net operating income for the first quarter of 2012 was $831,000 compared to $513,000 for the same period last year. Non-GAAP net operating income for the first quarter of 2012 excludes equity-based compensation and amortization of software development costs totaling $220,000 compared to $173,000 for the same period last year, as well as $268,000 in amortization and expenses related to the acquisition of RepliWeb (see footnotes 1 and 2 at the end of this release).

Net income (loss) for the first quarter of 2012 was ($125,000), or ($0.00) per diluted share, compared to $179,000 profit, or $0.00 per diluted share, in the first quarter of 2011. Net loss for the first quarter of 2012 was negatively impacted by a total of $157,000 in financial expenses including inducement expenses associated with conversion of convertible debt of $108,000 (such expense did not exist in the same period in 2010) and $49,000 associated with the revaluation of the conversion feature related to Company’s convertible debt, and by a total of $206,000 of  amortization of technology ($140,000) and of customers relationship ($66,000) both associated with the acquisition of RepliWeb, as well as  $164,000 in  expenses related to stock based compensation  . Non-GAAP net income for the first quarter of 2012 was $504,000 compared to $408,000 for the same period last year. Non-GAAP net income for the first quarter of 2012 excludes a total of $629,000 in expenses and amortization related to the acquisition of RepliWeb, financial expenses associated with the revaluation of liabilities presented at fair value and with the conversion of part of the convertible debt, equity-based compensation expenses and amortization of software development costs (see footnotes 1 and 2 at the end of this release).

Cash and cash equivalents were $2.4 million as of March 31, 2012, compared to $1.5 million as of December 31, 2011.

Shareholders' equity increased to $6.1 million as of March 31, 2012, compared to $5.2 million as of December 31, 2011.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Conference Call Information
The Company’s management will host a conference call today, April 23, 2012, at 10:00 a.m. Eastern Time. The conference call will be available via webcast and can be accessed through the Events section of Attunity’s website, http://www.attunity.com/events, and www.kcsa.com, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast. The dial-in numbers for the conference call are 1-866-691-3082 (US Toll Free), +1-480-629-1941 (International) or 072-273-3197 (Israel) All dial-in participants must use the following code to access the call: 4531512. Please call at least five minutes before the scheduled start time.

For interested individuals unable to join the conference call, a replay of the call will be available through May 23, 2012 at 1-800-406-7325 (US Toll Free), +1-303-590-3030 (International) or  072-273-3198 (Israel) . Participants must use the following code to access the replay of the call: 4531512. The online archive of the webcast will be available on http://www.attunity.com/events or www.kcsa.com for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability solutions that enable access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), net operating income (loss) and net income (loss) per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisition of RepliWeb, non-cash equity based compensation charges in accordance with ASC 718, amortization of software development costs in accordance with ASC 985-20, and non-cash financial expenses such as revaluation net of related tax effect of liabilities presented at fair value and convertible debt inducement expenses. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our outlook for 2012 or introduction of new solutions for cloud computing, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft; risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and known or unknown contingent liabilities, including litigation, costs, tax and expenses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity’s new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F/A for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2012 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2012

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2012	2011
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,448	$1,484
Restricted cash	367	362
Trade receivables (net of allowance for doubtful accounts of $15 at March 31, 2012 and December 31, 2011)	1,950	1,988
Other accounts receivable and prepaid expenses	313	158

Total current assets	5,078	3,992

LONG-TERM ASSETS:
Other long term assets	68	72
Severance pay fund	2,797	2,684
Property and equipment, net	410	380
Intangible assets ,net	2,592	2,854
Goodwill	13,119	13,011

Total long-term assets	18,986	19,001

Total assets	$24,064	$22,993

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands except share data

	March 31,	December 31,
	2012	2011
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term convertible debt	$307	$835
Current maturities of long-term debt	23	115
Trade payables	495	452
Deferred revenues	6,678	5,733
Employees and payroll accruals	1,953	2,151
Accrued expenses and other current liabilities	1,577	1,906
Bifurcated conversion feature , presented at fair value	98	227

Total current liabilities	11,131	11,419

LONG-TERM LIABILITIES:
Contingent payment obligation	1,735	1,669
Long term deferred tax liability, net	457	352
Other long-term liabilities	346	388
Liabilities presented at fair value	525	510
Accrued severance pay	3,764	3,467

Total long-term liabilities	6,827	6,386

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 shares at March 31, 2012 and December 31, 2011 Issued and outstanding: 41,380,215 shares at March 31, 2012 and 39,951,106 at December 31, 2011	1,184	1,146
Additional paid-in capital	108,511	107,572
Accumulated other comprehensive loss	(624)	(690)
Accumulated deficit	(102,965)	(102,840)

Total shareholders' equity	6,106	5,188

Total liabilities and shareholders' equity	$24,064	$22,993

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	3 months ended
	March 31,
	2012	2011
	Unaudited	Unaudited

Software licenses	$3,563	$1,587
Maintenance and services	2,519	1,371

	6,082	2,958
Operating expenses:
Cost of revenues	636	303
Research and development	2,037	751
Selling and marketing	2,282	1,016
General and administrative	784	548

Total operating expenses	5,739	2,618

Operating Income	343	340

Financial expenses, net	347	121

Income /(Loss) before income taxes	(4)	219

Taxes on income	121	40

Net income / (loss)	$(125)	$179

Basic net income/(loss) per share	$(0.00)	$0.01
Weighted average number of shares used in computing basic net income /( loss) per share	41,093	33,193

Diluted net income/(loss) per share	$(0.00)	$0.00
Weighted average number of shares used in computing diluted net income/(loss) per share	41,093	40,116

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	3 months ended
	March 31,
	2012	2011
	Unaudited	Unaudited

Net income /(loss)	$(125)	$179

Other comprehensive income /(loss):
Foreign currency translation	66	115

Net change in accumulated comperhensive income /(loss)	$66	$115

Comperhensive income /(loss)	$(59)	$294

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	3 months ended
	March 31,	March 31,
	2012	2011
	Unaudited	Unaudited

Cash from operating activities:
Net Income /( loss)	$(125)	$179
Adjustments required to reconcile net income ( loss) to net cash provided by operating activities:

Depreciation	48	26
Stock based compensation	164	68
Amortization of intangible assets	262	105
Accretion of contingent payment obligation	66	-
Convertible debt inducement expenses	108	-
Increase (decrease) in accrued severance pay, net	184	25
Decrease (increase) in trade receivables	38	502
Decrease ( increase) in other accounts receivable and prepaid expenses	(180)	(74)
Decrease (increase) in long-term prepaid expenses	4	7
Increase (decrease) in trade payables	43	72
Increase (decrease) in deferred revenues	945	762
Increase (decrease) in employees and payroll accruals	(198)	(11)
Increase (decrease) in accrued expenses and other liabilities	(329)	23
Revaluation of restricted cash	(5)	(5)
Change in liabiliteis presented at fair value	49	56
Change in deferred taxes net	88	-

Net cash provided by operating activities	1,162	1,735

Cash flows from investing activities:
Purchase of property and equipment	(78)	(65)

Net cash used in investing activities	(78)	(65)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	74	133
Receipt of long term loan	-	57
Repayment of long-term debt	(92)	(264)
Repayment of convertible debt	(61)	(61)

Net cash used in financing activities	(79)	(135)

Foreign currency translation adjustments on cash and cash equivalents	(41)	15

Increase (decrease) in cash and cash equivalents	964	1,550
Cash and cash equivalents at the beginning of the period	1,484	872

Cash and cash equivalents at the end of the period	$2,448	$2,422

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$3	$26

Income tax	$112	$2

Non cash activity
Conversion of convertible debt and bifurcated conversion feature	$630	-

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares
	Shares	Amount	Additional paid-in Capital	Accumulated Other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2011	39,951,106	$1,146	$107,572	$(690)	$(102,840)	$5,188

Classification of warrants to equity	-	-		-	-	-
Exercise of options , rights and warrants	534,111	14	60	-	-	74
Stock-based compensation	-	-	164		-	164
Net change in accumulated comperhensive income /(loss)	-	-		66	-	66
Conversion of convertible debt	894,998	24	715			739

Net Loss	-	-	-		(125)	(125)
Unaudited Balance as of March 31, 2012	41,380,215	$1,184	$108,511	$(624)	$(102,965)	$6,106

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

		3 months ended
		March 31,
		2012	2011
		Unaudited	Unaudited

	GAAP operating Income	$343	$340
	Stock based compensation (1)	164	68
	Amortization of Software Development Costs	56	105
	Acquisition-related expenses, amortization and adjustments (2)	268	-
	Non-GAAP operating Income	$831	$513

	GAAP net Income (loss)	(125)	179
	Stock based compensation (1)	164	68
	Amortization of Software Development Costs	56	105
	Acquisition-related expenses, amortization and adjustments (2)	268	-
	Revaluation of liabilities presented at fair value	157	56
	Accretion of contingent payment obligation	66	-
	Tax related to the acquisition	(82)	-
	Non-GAAP net Income (Loss)	$504	$408

	GAAP diluted net Income (loss) per share:	(0.00)	0.00
	Operating expenses GAAP	0.01	0.00
	Financial expenses	0.01	0.00
	Taxes on income	(0.00)	-

	Non-GAAP diluted net Income per share	$0.01	$0.01
	Weighted average number of shares used in computing diluted net income per share	41,093	40,116
(1)	Stock-based compensation expenses under ASC 718 included in:
	Research and development	60	19
	Selling and marketing	40	19
	General and administrative	64	30
		$164	$68

(2)	Acquisition-related expenses, amortization and adjustments:
	Valuation adjustment on acquired deferred services revenue	62	-
	Cost of Sales - Amortization of technology	140	-
	Selling and marketing - Amortization of customers relationship	66	-

		$268	$-

	Total Acquisition-Related Expenses:
	Acquisition-related expenses, amortization and adjustments - Note 2	268	-
	Accretion of contingent payment obligation	66	-
	Tax related to the acquisition	(82)	-
		$252	$-